UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, (C1272ACK)

Autonomous city of Buenos Aires, Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

personal

Telecom Argentina

Press Release

1H26 & 2Q26

08-07-2026

Contacts: Luis Fernando Rial Ubago - lfrialubago@personal.com.ar Tomás Pellicori - tlpellicori@personal.com.ar	Market Cap (NYSE: TEO): US$ 5,926.9 million[1]

Telecom Argentina S.A.

announces consolidated results for the first half (“1H26”) and second quarter of fiscal year 2026 (“2Q26”)[2]

Note: 1H26 figures include the effects of the adoption of inflationary accounting in accordance with IAS 29. Therefore, comments regarding 1H26 results and changes in 1H25 results mentioned in this press release correspond to “restated for inflation” or “constant” figures. Moreover, Table 3 shows information breakdown by segment for the periods ended June 30, 2026 and 2025, as analyzed by the Executive Committee and the CEO, who periodically receive the economic-financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the headings of the financial tables beginning on page 12.

•	For analysis purposes, it is important to highlight that the comparative results (June 2025) reflect the year-over-year effect of inflation through June 2026, which reached 33.5%. Additionally, the consolidated results for 1H26 include the full contribution of TMA, whereas in 1H25, TMA’s contribution to the consolidated figures accounted for only 4 months.

•	During 1H26, consolidated revenues reached P$5,075,511 million. Service revenues amounted to P$4,888,908 million in 1H26, with the following performance:

o	Telecom (excluding TMA)³: +2.0% vs. 1H25 (+5% considering the combined Service Revenues from Internet, Mobile and Cable TV Services).

o	TMA: +0.8% vs. 1H25. During 2Q26, service revenues increased by 2.9% vs. 2Q25. Telecom does not determine TMA's commercial or pricing policies.

o	Consolidated: +16.0% vs. 1H25, reflecting six months of TMA revenues versus only four months in the comparative 1H25 period.

•	During 1H26, the evolution of the customer base in Argentina was as follows:

o	Telecom (excluding TMA): Total mobile accesses declined by 7.1%, reaching 19.4 million. This reduction was mainly driven by disconnections of prepaid lines with no traffic, with no impact on mobile service revenues, while the postpaid segment recorded growth of +1.3% vs. 1Q26. In turn, the fixed segment recorded increases in accesses: TV accesses totaled 3.4 million during the same period (+211 thousand or +6.6% vs. 1H25), while the fixed broadband segment posted a 2.7% increase, totaling 4.2 million accesses (+110 thousand vs. 1H25).

o	TMA: Total mobile accesses (including M2M) amounted to 19.5 million (+237 thousand or +1.2% vs. 1H25). Meanwhile, the fixed broadband segment totaled almost 1.7 million accesses (+73 thousand or +4.6% vs. 1H25). Lastly, pay TV subscribers totaled 0.4 million in the same period (+27 thousand or +6.5% vs. 1H25).

•	During 1H26, consolidated Operating Income before Depreciation, Amortization and Impairment of Fixed Assets ("Operating Income before D, A & I") margin reached 35.8% (+5.8 p.p. vs. 1H25). Telecom's (excluding TMA) margin recorded a significant improvement, reaching 39.7% in 1H26. Operating Income before D, A & I totaled P$1,816,819 million in 1H26 (+35.1% vs. 1H25, a period that includes only four months of TMA). Consolidated 2Q26 margin stood at 36.8% (+9.2 p.p. vs. 2Q25), reflecting an increase in the Company's operating efficiency.

•	During 1H26, consolidated net income amounted to P$869,038 million (vs. a net loss of P$100,900 million in 1H25). Net income for the period is mainly explained by higher foreign exchange gains recorded in financial results, measured in real terms, as a result of the real appreciation of the peso during the 1H26.

•	Consolidated CAPEX (excluding right-of-use assets) totaled P$946,470 million (+47.3% vs. 1H25) and represented 18.6% of consolidated revenues (increasing vs. 1H25, when it reached 14.4% of revenues).

•	Consolidated Net Financial Debt totaled P$4,646,726 million as of June 30, 2026, decreasing in real terms (-14.7% in constant currency vs. December 31, 2025).

(1)	Market capitalization as of August 5, 2026.
(2)	Unaudited non-financial information
(3)	This refers to the exclusion of the consolidated results from the segment “ICT Services Provided in Argentina – TMA Networks,” as presented in Table 3. The same criteria will apply going forward to any results labeled as “Telecom (excluding TMA).”

* Figures may not add up due to rounding.
** In constant currency – includes additions from rights of use as of June 30, 2026 for P$138,606 million and as of June 30, 2025 for P$122,935 million.
*** Telecom figures include IP telephony lines, which totaled approximately 2.49 million and 2.05 million as of June 30, 2026 and June 30, 2025, respectively. TMA figures include IP telephony lines, which totaled approximately 1.61 million and 1.50 million as of June 30, 2026, and June 30, 2025, respectively.

1- Consolidated Revenues	3- Operating Income before D, A & I (EBITDA)
(in millions P$)	(in millions P$)

2- Service Revenues	4- Net Income (Loss)
(in millions P$)	(in millions P$)

Buenos Aires, August 7, 2026 – Telecom Argentina S.A. (“Telecom Argentina”, “Telecom” or the “Company”) (NYSE: TEO; BYMA: TECO2) announced today a consolidated Net Income of P$869,038 million for the period ended June 30, 2026. The consolidated Net Income attributable to the Controlling Company amounted to P$853,902 million.

Comparative figures for the previous fiscal year have been restated for inflation so that the resulting information is presented in terms of the current measurement unit as of June 30, 2026.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) as of December 31, 2025, and as of June 30, 2025, and 2026:

	As of June 30, 2025	As of December 31, 2025	As of June 30, 2026
Annual	39.4%	31.5%	33.5%
Cumulative six-month period (since December)	15.1%	N/A	16.8%

During 1H26, consolidated revenues reached P$5,075,511 million, of which P$4,888,908 million corresponded to Service Revenues. Notably, during this period, Service Revenues showed a positive evolution relative to inflation, as detailed below.

	Consolidated	Telecom Consolidated (Excluding TMA)	TMA[1]
1H26 vs. 1H25	+16.0%[2]	+2.0%	+0.8%

1-	Telecom does not determine TMA’s commercial or pricing policies.
2-	Includes 6 months of TMA revenues whereas the comparative period, 1H25, includes only 4 months.

*As a percentage of Consolidated Revenues

Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1H26 and 1H25.

Consolidated Operating Revenues

Mobile Services

As of June 30, 2026, Telecom’s total accesses (excluding TMA) in Argentina and Paraguay reached 22.1 million, while TMA’s accesses amounted to 19.5 million. In 1H26, consolidated mobile service revenues reached P$2,668,829 million (+P$525,526 million or +24.5% vs. 1H25), being the main business in terms of service revenues (representing 55% and 51% of service revenues in 1H26 and 1H25, respectively). The increase in revenues is mainly the result of the consolidation of TMA’s results in 1H26, which amounted to P$1,162,929 million. Excluding the impact of TMA’s consolidation on mobile service revenues, the 8.5% increase for Telecom (excluding TMA) was mainly driven by an 18.4% increase in real terms in the average monthly revenue per customer (“ARPU”).

Mobile Services in Argentina

As of June 30, 2026, Telecom’s mobile accesses (excluding TMA) in Argentina amounted to approximately 19.4 million (-1.5 million or -7.1% vs. 1H25). This decrease is related to prepaid lines that remain inactive for 240 days without any top-up, leading to their disconnection and removal from the customer base. It is important to note that, despite the year-over-year decline, the postpaid customer base increased by 1.3%, or 102 thousand customers, vs. 1Q26. As of June 30, 2026, 59% of customers corresponded to the prepaid segment and 41% to the postpaid segment, while as of June 30, 2025, prepaid customers represented 61% and postpaid customers represented 39%.

As of June 30, 2026, TMA’s mobile accesses amounted to approximately 19.5 million (+237 thousand or +1.2% vs. 1H25) – including machine-to-machine ("M2M") accesses. The postpaid base increased by 2.8% vs. 1H25, while the prepaid customer base remained practically stable, posting a slight decrease of 0.2%. As of June 30, 2026, postpaid accesses represent 49% of total mobile accesses. TMA’s average monthly churn stood at 1.4% in 1H26 (vs. an average of 1.6% in 1H25).

ARPU for Telecom (excluding TMA) amounted to P$11,772.2 in 1H26 (+18.4% in real terms vs. 1H25). The effect generated by the restatement into the current measuring unit as of June 30, 2026, included in ARPU, amounted to P$663.1 and P$2,872.6 in 1H26 and 1H25, respectively. Average monthly churn stood at 2.1% in both 1H26 and 1H25.

ARPU for TMA amounted to P$9,840.4 in 1H26 (+2.3% in real terms vs. 1H25). The effect generated by the restatement into the current measuring unit as of June 30, 2026, included in ARPU, amounted to P$541.0 and P$2,794.4 in 1H26 and 1H25, respectively.

Mobile Services in Paraguay (“Núcleo”)

As of June 30, 2026, Núcleo’s customer base totaled 2.6 million, decreasing by 1.3% compared to 1H25. Of total accesses, 68% correspond to prepaid and 32% to postpaid, while as of June 30, 2025, prepaid accesses represented 72% and postpaid 28%. Average monthly churn stood at 2.8% in 1H26 versus 2.3% in 1H25.

During 1H26, mobile service revenues in Paraguay reached P$118,534 million, increasing in real terms (+P$21,220 million vs. 1H25). This increase was mainly driven by a 17.8% rise in ARPU, supported by price increases and a stronger real appreciation of the Guarani against the Argentine peso (36.7% vs. 22.0%), in a context of lower accumulated inflation (33.5% vs. 39.4%).

Internet Services

Consolidated Internet service revenues reached P$1,101,497 million in 1H26, increasing in real terms (+P$107,160 million, or +10.8%, vs. 1H25). Telecom's subscriber base (excluding TMA) increased, reaching 4.2 million subscribers (+110.4 thousand, or +2.7%, vs. 1H25) during 1H26. Telecom's monthly internet service churn stood at 1.4% and 1.2% as of June 30, 2026, and 2025, respectively.

The increase in revenues was mainly driven by the consolidation of TMA's results in 1H26, which amounted to P$277,889 million. Excluding the impact of TMA's consolidation, Telecom's revenues (excluding TMA) increased by 0.7% vs. 1H25.

TMA's subscriber base reached almost 1.7 million subscribers (+73 thousand, or +4.6%, vs. 1H25) during 1H26. Monthly internet service churn stood at 2.0% as of June 30, 2026, and 2025, respectively.

In 1H26, Telecom's broadband ARPU (excluding TMA) (restated in constant currency as of June 30, 2026) reached P$30,587.3 (-3.6% in real terms vs. 1H25). The effect generated by the restatement into the current measuring unit as of June 30, 2026, included in ARPU, amounted to P$1,171.8 and P$9,185.8 for 1H26 and 1H25, respectively.

Additionally, in 1H26, TMA's broadband ARPU (restated in constant currency as of June 30, 2026) reached P$28,946.8 (+1.1% in real terms vs. 1H25). The effect generated by the restatement into the current measuring unit as of June 30, 2026, included in ARPU, amounted to P$1,574.5 and P$8,323.9 for 1H26 and 1H25, respectively.

As of June 30, 2026, subscribers with broadband speeds of 100 Mbps or higher represented 99% of the total subscriber base (vs. 92% as of June 30, 2025).

Cable TV Services

Consolidated cable TV service revenues reached P$541,595 million in 1H26 (+P$25,167 million, or +4.9%, compared to 1H25). The number of TV subscribers for Telecom (excluding TMA), including Uruguay and Paraguay, reached 3.6 million (+206 thousand, or +6.1%, vs. 1H25). TMA's TV subscriber base totaled 0.4 million (+27 thousand, or +6.5%, vs. 1H25).

The increase in revenues was mainly driven by the consolidation of TMA's results in 1H26, which amounted to P$60,615 million. Excluding the impact of TMA's consolidation, the 2.1% increase reported by Telecom (excluding TMA) was primarily attributable to a 0.5% increase in ARPU and a 6.1% growth in the customer base compared to 1H25.

Telecom's TV subscriber base (excluding TMA) in Argentina reached 3.4 million accesses as of June 30, 2026, representing an increase of 6.6% compared to 1H25. This growth was primarily recorded during June 2026 and was driven by the FIFA World Cup 2026, which boosted demand for bundled cable TV and internet packages to access live match broadcasts and tournament-related content, as well as by new subscriptions to the Football Package.

As part of its strategy to continue delivering a flexible, intuitive and innovative entertainment experience, Personal announced its first exclusive partnership with Netflix in Argentina. This strategic agreement incorporates the OTT platform as a new option within Flow+, its flexible entertainment offering featuring interchangeable monthly subscriptions. Under the same monthly fee, customers can choose two subscriptions from the Football Package, HBO, Disney+ Premium, Universal+, and now Netflix Premium, and switch them every 30 days.

Telecom's monthly TV ARPU (excluding TMA) (restated in constant currency as of June 30, 2026) reached P$21,870.6 during 1H26 (+0.5% in real terms vs. 1H25). The effect generated by the restatement into the current measuring unit as of June 30, 2026, included in ARPU, amounted to P$837.2 and P$5,902.8 for 1H26 and 1H25, respectively.

TMA's monthly TV ARPU (restated in constant currency as of June 30, 2026) reached P$25,255.4 during 1H26 (-7.5% in real terms vs. 1H25). The effect generated by the restatement into the current measuring unit as of June 30, 2026, included in ARPU, amounted to P$1,353.7 and P$7,939.3 for 1H26 and 1H25, respectively.

Monthly cable TV churn for Telecom (excluding TMA) stood at 1.5% as of June 30, 2026 and 2025, while TMA's monthly cable TV churn stood at 3.5% and 4.0% as of June 30, 2026 and 2025, respectively.

Fixed Telephony and Data Services

Consolidated fixed telephony and data service revenues reached P$550,145 million in 1H26 (+P$28,661 million, or +5.5%, compared to 1H25).

The variation in Argentina was mainly driven by the consolidation of TMA's results in 1H26, which amounted to P$259,536 million. Fixed voice and data revenues for Telecom (excluding TMA) decreased by 10.9%, primarily because the Company was unable to increase its prices at the same pace as inflation, partially offset by a 3.5% increase in the fixed telephony customer base.

It is also worth noting that, although certain data service revenues increased as a result of exchange rate fluctuations (23.0% year-over-year increase), given that these services are primarily denominated in U.S. dollars, such increase remained below cumulative inflation over the last twelve months (33.5%). Telecom's fixed telephony customer base (excluding TMA) reached 2.8 million in 1H26, of which 2.5 million correspond to customers with IP lines. TMA's telephony customer base reached 2.1 million, of which 1.6 million are customers with IP lines.

During 1H26, the Pacheco Datacenter, one of the Company’s most important technological hubs, obtained the international “Certified Energy Efficient Datacenter Award” (CEEDA), a recognition that validates efficient energy management and the sustainable operation of data centers under global standards.

Other Service Revenues

Consolidated other service revenues reached P$26,842 million in 1H26 (-P$13,465 million, or -33.4%, compared to 1H25). The decline in other service revenues was mainly attributable to the loss of control of Micro Sistemas, which provided Fintech services in Argentina during 1Q26 and, as of 1H26, is recognized as a joint venture investment.

Revenues from equipment sales

Consolidated revenues from equipment sales totaled P$186,603 million (-P$75,175 million or -28.7% vs. 1H25). The contribution from the consolidation of TMA’s results in 1H26 amounted to P$69,006 million, while equipment sales for Telecom (excluding TMA) decreased by 28.5% in real terms.

Consolidated Operating Costs

Consolidated Operating Costs, including Depreciation, Amortization and Impairment of Fixed Assets, amounted to P$4,401,308 million in 1H26 (+P$158,751 million or +3.7% vs. 1H25).

Excluding Depreciation, Amortization and Impairment of Fixed Assets, consolidated operating costs amounted to P$3,258,692 million and increased by P$126,085 million or 4.0% vs. 1H25. The increase is mainly explained by the impact of the consolidation of TMA amounting to P$332,123 million (excluding the effects of intercompany transactions), resulting from the comparison of 1H26 results for the full six-month period with 1H25 results from the date of TMA’s acquisition.

The cost breakdown was as follows:

•	Labor costs and severance payments totaled P$1,092,828 million in 1H26 (+P$19,987 million, or +1.9%, compared to 1H25). The increase was mainly driven by the full six months consolidation of TMA's results in 1H26, whose contribution amounted to P$406,231 million. Telecom's headcount (excluding TMA) totaled 17,884 employees as of June 30, 2026.

•	Interconnection and transmission costs, which also include roaming, correspondence services, and line and circuit rentals, amounted to P$139,309 million in 1H26 (+P$16,177 million, or +13.1%, compared to 1H25). The increase was mainly driven by the consolidation of TMA's results in 1H26, whose contribution amounted to P$178,146 million.

•	Fees for services, maintenance and materials: P$622,991 million in 1H26 (+P$37,893 million, or +6.5%, compared to 1H25). The increase was mainly driven by the consolidation of TMA's results in 1H26, whose contribution amounted to P$266,311 million. Excluding the impact of TMA's consolidation, the decrease was mainly attributable to a reduction in services provided by customer call centers due to a lower number of service hours consumed. This was primarily the result of the Company's customer self-service strategy, which enabled a greater proportion of customer interactions and transactions to be completed through digital channels, reducing the need for operational support.

•	Taxes, fees and regulatory charges totaled P$448,516 million (+P$62,379 million or +16.2% vs. 1H25). Taxes, fees and regulatory authority charges in 1H26 include P$179,974 million corresponding to TMA.

•	Commissions and advertising (agents, collection commissions and other commissions) totaled P$235,597 million in 1H26 (-P$8,413 million, or -3.4%, compared to 1H25). TMA's contribution amounted to P$86,424 million. The decrease was mainly attributable to lower advertising expenses related to Personal Pay campaigns following the loss of control of Micro Sistemas, whose results ceased to be consolidated on a line-by-line basis.

•	Cost of equipment sold totaled P$159,024 million in 1H26 (-P$29,404 million or -15.6% vs. 1H25). This variation is mainly due to a decrease in the number of units sold compared to 1H25. The contribution from TMA’s results in 1H26 amounted to P$62,727 million.

•	Programming and content costs amounted to P$255,354 million (+P$29,889 million or +13.3% vs. 1H25). Programming and content costs in 1H26 include P$51,507 million corresponding to TMA.

•	Other costs totaled P$305,073 million (-P$2,423 million, or -0.8%, compared to 1H25), including bad debt expense, which totaled P$92,851 million (+P$4,412 million, or +5.0%, compared to 1H25):

o	Bad debt expense in 1H26 includes P$39,252 million corresponding to TMA. Bad debt expense represented 1.8% of total revenues as of June 30, 2026 (vs. 2.0% in 1H25).

o	Other operating costs, which include provisions for litigation and other contingencies, energy and other utilities, insurance, leases and Internet capacity, among others, amounted to P$212,222 million (-P$6,835 million, or -3.1%, vs. 1H25). TMA's contribution to 1H26 amounted to P$56,955 million.

•	Depreciation, amortization and impairment of fixed assets totaled P$1,142,616 million (+P$32,666 million, or +2.9%, vs. 1H25). The increase is mainly explained by the impact of the consolidation of TMA amounting to P$53,408 million, resulting from the comparison of 1H26 results for the full six-month period with 1H25 results from the date of TMA’s acquisition. Excluding this effect, the decrease is attributable to assets that reached the end of their useful lives after June 30, 2025, and to disposals of property, plant and equipment since that date, partially offset by the impact of depreciation and amortization associated with additions made subsequent to such date.

Net Financial Results

Consolidated net financial results (including debt-related financial costs and other net financial results) recorded a gain of P$614,769 million in 1H26 (vs. a loss of P$287,613 million in 1H25).

*Related to Notes issued in UVA (Unidades de Valor Adquisitivo)

The difference in Net Financial Results was mainly attributable to a higher foreign exchange gain, measured in real terms, amounting to P$830,350 million. Although the Company maintained a higher level of U.S. dollar-denominated debt during 2026, thereby increasing its exposure to exchange rate fluctuations, the foreign exchange impact was favorable during the period. This was due to the fact that the U.S. dollar increased by only 1.9% against the Argentine peso, compared to 16.8% in 1H25, while inflation remained at similar levels (16.8% compared to 15.1%). As a result, foreign exchange differences shifted from generating a negative impact in the comparative period to recording a gain in 1H26.

Additionally, there was a higher gain on RECPAM of P$111,240 million and a higher gain from changes in the fair value of financial assets of P$19,898 million, driven by a higher volume of government securities acquired during 1H26, together with an improvement in their real market value.

These effects were partially offset by higher interest expense on borrowings of P$55,884 million, a lower gain from the indexation of loans of P$4,342 million and lower other net financial results of P$1,120 million.

Additionally, the effect derived from the consolidation of TMA amounted to P$5,140 million, resulting from the comparison between results for the full 1H26 period and results for 1H25 from the date of TMA's acquisition.

Income Tax

Telecom’s income tax includes the following effects:

i)	the current income tax, determined based on the tax legislation currently applicable to Telecom;

ii)	the effect of applying the deferred tax method with respect to temporary differences determined by comparing our asset and liability valuations according to tax and financial accounting criteria, which includes the effect of the income tax inflation adjustment.

Income tax resulted in a loss of P$452,758 million in 1H26 (compared to a loss of P$46,038 million in 1H25). Losses related to current income tax amounted to P$491,212 million in 1H26 (compared to a loss of P$298,269 million in 1H25), and the income tax charge related to the application of the deferred tax method in 1H26 was a gain of P$38,454 million (compared to a gain of P$252,231 million in 1H25).

Additionally, the effect derived from the consolidation of TMA amounted to P$22,671 million, resulting from comparing the results for the full 1H26 against the results of 1H25 from the date of TMA’s acquisition.

Consolidated Net Financial Debt

As of June 30, 2026, our net financial debt (cash, cash equivalents – net of client funds – plus financial investments and derivatives* minus loans) was a net liability and totaled P$4,646,726 million, representing a decrease of P$803,881 million compared to Net Financial Debt as of December 31, 2025, adjusted for inflation.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

As of June 30, 2026, consolidated CAPEX (including additions to PP&E and intangible assets) totaled P$946,470 million (+47.3% vs. 1H25). CAPEX for Telecom (excluding TMA) totaled P$671,165 million (+39.9% vs. 1H25). Including additions from right-of-use, investments amounted to P$1,085,076 million, including P$292,096 million related to TMA.

The investments were focused on:

•	Expansion of both fixed and mobile data services to improve transmission and access speed offered to customers, the deployment of 4G coverage and capacity, and continued expansion of 5G to support mobile internet growth and enhance service quality.

•	Deployment and modernization of 4G mobile access sites to improve coverage and increase mobile network capacity. The 4G/LTE rollout reached 98% population coverage. Our mobile network customers with access to our network experienced improved service quality, reaching average speeds of 85 Mbps.

•	During 1H26, we continued expanding our 5G network with the addition of 375 sites.

•	With regard to the fixed access infrastructure, during the first half of 2026 we continued to strengthen our broadband capabilities through the deployment of new fiber optic networks and the modernization of existing infrastructure. FTTH (Fiber to the Home) accesses currently represent 36% of Personal’s broadband base, with over 1.5 million accesses, supported by the acceleration of fiber deployment.

Relevant financial events of the period

Local Notes Issuance

Class	Currency	Principal Amount Issued	Issue Date	Maturity Date	Principal Repayment	Interest Rate	Interest Payment
		(in millions)
29	US$	26	05/2026	05/2027	Bullet, at maturity	Fixed 3.50%	Quarterly
30	US$	35	05/2026	05/2030	Bullet, at maturity	Fixed 6.25%	Semi-annual

Resolution of Argentine Antitrust Tribunal

On June 18, 2026, the Company reported that it had been notified of Resolution RESFC-2026-38-APN-TDC#ANC, dated June 17, 2026, issued in Case No. EX-2025-22498026-APN-DR#CNDC, entitled: “TELECOM ARGENTINA S.A. S/ NOTICE UNDER SECTION 9 OF LAW No. 27,442 (Conc. 2025),” rendered by the Argentine Antitrust Tribunal (Tribunal de Defensa de la Competencia) (the “Resolution”).

Pursuant to Section 2 of the Resolution, the Argentine Antitrust Commission resolved as follows: “To condition the economic concentration transaction consisting of the acquisition of exclusive control over TELEFÓNICA MÓVILES ARGENTINA S.A. and its subsidiaries by TELECOM ARGENTINA S.A. upon compliance with the remedy set forth in Annex I (IF-2026-60062041-

APN-TDC#ANC) (the “Remedy”), which forms an integral part of this Resolution, in accordance with Section 14(b) of Law No. 27,442.”

In summary, Annex I (IF-2026-60062041-APN-TDC#ANC) establishes, as Remedy:

1. In the mobile telephony segment, “[t]he Parties shall transfer to the Purchaser a minimum base of 6,000,000 mobile service customers, distributed as follows: (a) Buenos Aires Metropolitan Area (AMBA, for its acronym in Spanish): 4,000,000 customers; (b) remaining of the country: 2,000,000 customers, to be freely allocated throughout the national territory outside AMBA, without regional subdivision” (Section 5.1), and “[t]he Parties shall transfer the rights of use of radio spectrum assigned by ENACOM, in the bands and amounts necessary for the competitive operation of the divested mobile service” (Section 6.1).

2. In the residential internet segment, “[t]he Parties shall transfer to the Purchaser the subscriber base of residential internet services provided by TELEFÓNICA in twenty-eight (28) localities, comprising 211,400 subscribers, located in the Province of Buenos Aires, the City of Buenos Aires, the Province of Mendoza, the Province of Neuquén and the Province of Río Negro” (Section 13.1).

3. In addition, behavioral remedies are imposed in the corporate services segment and in the wholesale segment, among others.

Relevant events after June 30, 2026

5G Spectrum Auction in Paraguay

In June 2026, CONATEL launched Auction No. 01/2026 - Mobile Broadband for the granting of licenses to provide cellular mobile telephony, internet access and data transmission services in the 2,300 MHz and 3,500 MHz frequency bands. The auction contemplates the provision of services under 5G standards and establishes a maximum spectrum cap of 200 MHz per operator or economic group.

On July 16, 2026, Núcleo was awarded Lot “I” (3,700-3,750 MHz Band) and Lot “J” (3,750-3,800 MHz Band) for a total amount of US$1 million, of which US$0.7 million was paid on the date of the auction, while US$0.3 million remained outstanding as of the issuance date of these condensed interim consolidated financial statements.

The award of the frequency band usage rights will result in their capitalization as intangible assets.

Appointment of Chief Financial Officer ("CFO")

At its meeting held on July 22, 2026, the Company's Board of Directors resolved to appoint Mr. Manuel Garcia Diez as Chief Financial Officer ("CFO") of Telecom Argentina.

Mr. Garcia Diez assumed his duties on August 3, 2026.

*******

Telecom Argentina is a leading telecommunications company in Argentina, offering services combining mobile telephony services, cable television services, internet services and fixed telephony services. We also provide Fintech Services, other telephone related services, such as international long-distance and wholesale services, data transmission and IT solutions outsourcing and we install, operate and develop cable television and data transmission services. We provide our services in Argentina (mobile, cable television, internet, fixed and data, fintech services, among others), Paraguay (mobile, internet, satellite TV, fintech services, among others), Uruguay (cable television services, internet and cybersecurity services and products), the United States (fixed wholesale services) and Chile (cybersecurity services and products). These consolidate an ecosystem of platforms and new businesses, providing a comprehensive and convergent experience for our customers.

As of June 30, 2026, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

*Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago lfrialubago@personal.com.ar	Tomás Pellicori tlpellicori@personal.com.ar	Lucas Gaeta lgaeta@personal.com.ar

For information about Telecom Argentina’s services, visit:

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the “Merger”) and/or the acquisition of Telefónica Móviles Argentina S.A. (or the “Acquisition”); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger and/or the Acquisition; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

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Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2026

(in millions Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2026

(in millions Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2026

(in millions Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2026

(in millions Argentine Pesos)

4- Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	06/30/26	06/30/25	Δ $	Δ %
Revenues	**5,075,511**	**4,477,637**	**597,874**	**13.4%**
Consolidated Operating Costs	(4,401,308)	(4,242,557)	(158,751)	3.7%
Operating income	**674,203**	**235,080**	**439,123**	**186.8%**
Net Financial results and earnings from associates and joint ventures	647,593	(289,942)	937,535	-
Net income (loss) before income tax expense	**1,321,796**	**(54,862)**	**1,376,658**	**-**
Income tax expense	(452,758)	(46,038)	(406,720)	-
Net income (loss)	**869,038**	**(100,900)**	**969,938**	**-**
Attributable to:				
Controlling Company	853,902	(111,902)	965,804	-
Non-controlling interest	15,136	11,002	4,134	37.6%
Operating income before D, A & I	**1,816,819**	**1,345,030**	**471,789**	**35.1%**
As % of Revenues	35.8%	30.0%		

Financial results, net	**06/30/26**	**06/30/25**	**Δ $**	**Δ %**
Financial cost				
Interests on borrowings	(234,042)	(174,839)	(59,203)	33.9%
Remeasurement in borrowings	(2,295)	2,047	(4,342)	-
Foreign currency exhange gains (losses) on borrowings	731,770	(122,521)	854,291	-
Total financial cost	**495,433**	**(295,313)**	**790,746**	**-**
Other financial results, net				
Other foreign currency exhange gains	2,711	26,652	(23,941)	-89.8%
Fair value gains/(losses) on financial assets at fair value through profit or loss	30,219	10,321	19,898	192.8%
Other interests, net	(3,157)	(6,476)	3,319	-51.3%
Other taxes and bank expenses	(59,138)	(69,090)	9,952	-14.4%
Financial expenses on pension benefits	(3,004)	(3,364)	360	-10.7%
Financial discounts on assets, debts and others	(40,653)	(31,461)	(9,192)	29.2%
*RECPAM**	192,358	81,118	111,240	137.1%
Total other financial results, net	**119,336**	**7,700**	**111,636**	**-**
Total Financial results, net	**614,769**	**(287,613)**	**902,382**	**-**

** Inflation restatement gain / (loss)*

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2026

(in millions Argentine Pesos)

5- Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	06/30/26	06/30/25	Δ $	Δ %
Revenues	**2,558,330**	**2,549,353**	**8,977**	**0.4%**
Consolidated Operating Costs	(2,199,894)	(2,472,694)	272,800	-11.0%
Operating income	**358,436**	**76,659**	**281,777**	**-**
Net Financial results and earnings from associates and joint ventures	(65,471)	(433,005)	367,534	-84.9%
Net income (loss) before income tax expense	**292,965**	**(356,346)**	**649,311**	**-182.2%**
Income tax expense	(110,408)	123,492	(233,900)	-189.4%
Net Income (loss)	**182,557**	**(232,854)**	**415,411**	**-178.4%**
Attributable to:				
Controlling Company	174,149	(237,991)	412,140	-173.2%
Non-controlling interest	8,408	5,137	3,271	63.7%
Operating income before D, A & I	**941.889**	**705.176**	**236.713**	**33.6%**
As % of Revenues	36.8%	27.7%		

Net Financial results
Three Months Comparison

	06/30/26	06/30/25	Δ $	Δ %
Financial cost				
Interests on borrowings	(96,722)	(105,328)	8,606	-8.2%
Remeasurement in borrowings	(2,988)	(6,369)	3,381	-53.1%
Foreign currency exhange gains (losses) on borrowings	(22,733)	(304,854)	282,121	-92.5%
Total financial cost	**(122,443)**	**(416,551)**	**294,108**	**-70.6%**
Other financial results, net				
Other foreign currency exhange gains (losses)	(10,454)	7,345	(17,799)	-
Fair value gains/(losses) on financial assets at fair value through profit or loss	19,617	21,943	(2,326)	-10.6%
Other interests, net	3,556	6,879	(3,323)	-48.3%
Other taxes and bank expenses	(28,467)	(43,581)	15,114	-34.7%
Financial expenses on pension benefits	(1,444)	(3,105)	1,661	-53.5%
Financial discounts on assets, debts and other	(20,304)	(34,439)	14,135	-41.0%
*RECPAM**	101,167	30,963	70,204	-
Total other financial results, net	**63,671**	**(13,995)**	**77,666**	**-**
Total financial results, net	**(58,772)**	**(430,546)**	**371,774**	**-86.3%**

** Inflation restatement gain / (loss)*

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2026

(in millions Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2026

(in millions Argentine Pesos)

Telecom Argentina S.A.

Consolidated Information

Six month period and second quarter – Fiscal Year 2026

(in millions Argentine Pesos)

* It corresponds to the loss of control over Micro Sistemas.

Telefónica Móviles Argentina S.A.

Six month period and second quarter – Fiscal Year 2026

(in millions Argentine Pesos)

Telefónica Móviles Argentina S.A.

Six month period and second quarter – Fiscal Year 2026

(in millions Argentine Pesos)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 7, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations